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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PRICE LEGACY CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
(Title of Class of Securities)

741444301
(CUSIP Number of Class of Securities)

Jack McGrory
Chief Executive Officer
Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:
Scott N. Wolfe, Esq.
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 300
San Diego, California 92130
(858) 523-5400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*

Not applicable.	Not applicable.

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☒
Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☒	going private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

NEWS
(XLG)
FOR IMMEDIATE RELEASE:	January 29, 2004

PRICE LEGACY SETS RECORD DATE
FOR STOCKHOLDERS ENTITLED TO VOTE
ON PROPOSED RECAPITALIZATION

        San Diego, CA.    (January 29, 2004)—Price Legacy Corporation (AMEX: XLG) announced today that it has set the close of business on Wednesday, February 4, 2004, as the record date for the determination of stockholders entitled to vote at the special meeting to be held to approve Price Legacy's previously announced recapitalization transaction. A proxy statement, once final, will be mailed to Price Legacy's stockholders in connection with the special meeting. The final proxy statement will include the date, time and location of the special meeting.

        Price Legacy has filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) with respect to the recapitalization. Any solicitation of proxies will only be made pursuant to a definitive proxy statement that is filed with the SEC and mailed to stockholders. In addition, Price Legacy has not commenced the exchange offer that is part of the proposed recapitalization. Upon commencement of the exchange offer, Price Legacy will file with the SEC an amended Schedule TO and related exhibits, including an offering circular, letter of transmittal and other related documents that will be mailed to holders of Price Legacy's Series A preferred stock.

        PRICE LEGACY URGES STOCKHOLDERS TO REVIEW THE PROXY STATEMENT, SCHEDULE TO, OFFERING CIRCULAR, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE RECAPITALIZATION TRANSACTION AND THE EXCHANGE OFFER.

        These documents will be available without charge on the SEC's web site at www.sec.gov. A free copy of these documents may also be obtained from Price Legacy's Investor Relations at the address set forth below. STOCKHOLDERS SHOULD READ THE PROXY STATEMENT, SCHEDULE TO AND RELATED INFORMATION CAREFULLY BEFORE MAKING ANY DECISION ON HOW TO VOTE AT THE SPECIAL MEETING OR WHETHER TO TENDER THEIR SHARES IN THE EXCHANGE OFFER.

        The officers and directors of Price Legacy have interests in the recapitalization transaction, some of which may differ from, or may be in addition to, those of Price Legacy's stockholders generally. In addition, Price Legacy, its officers, directors and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Price Legacy related to the recapitalization. Information about the officers and directors of Price Legacy and the interests they may have in the recapitalization is available in the proxy statement. Additional information about the officers and directors of Price Legacy is set forth in the proxy statement for Price Legacy's 2003 Annual Meeting of Stockholders filed with the SEC on November 6, 2003.

        Price Legacy acquires, operates, develops and sells open-air shopping centers nationwide. The company manages its properties through regional offices located in Arizona, California, Florida, Utah and Virginia. Price Legacy has its corporate offices in San Diego, California, is organized as a REIT and has a taxable REIT subsidiary, Excel Legacy Holdings Inc. Price Legacy is committed to providing an environment of stability and growth for its stockholders and tenants. For more information on Price Legacy, visit the company's Web site at www.PriceLegacy.com.

####

        Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Price Legacy to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from current expectations include the possibility that the recapitalization transaction may not be consummated on the terms described in this release, or at all, the possibility that the intended benefits of the recapitalization may not be fully realized, changes in general economic conditions, real estate conditions, competition, litigation, financial performance of Price Legacy's properties, joint ventures and investments, and environmental and other liabilities. The company refers you to the documents it files from time to time with the Securities and Exchange Commission available through the company's website at www.PriceLegacy.com, which discuss these and other factors that could adversely affect the company's results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Price Legacy undertakes no obligation to update publicly or revise any forward-looking statements.

Contact:

    Price Legacy Corporation
    Investor Relations
    Sharon Filbig, (858) 675-9400
    17140 Bernardo Center Drive, Suite 300
    San Diego, CA 92128

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PRICE LEGACY SETS RECORD DATE FOR STOCKHOLDERS ENTITLED TO VOTE ON PROPOSED RECAPITALIZATION